January 18, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Kathleen Collins Megan Akst Christine Dietz

Re:	Xactly Corporation Form 10-K for the Fiscal Year Ended January 31, 2016 Filed April 20, 2016 Form 10-Q for the Quarterly Period Ended October 31, 2016 Filed December 9, 2016

Ladies and Gentlemen:

On behalf of our client, Xactly Corporation (“Xactly” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 5, 2017 (the “Comment Letter”), relating to the above referenced Annual Report on Form 10-K, filed on April 20, 2016 (the “FY 2016 10-K”), and Quarterly Report on Form 10-Q, filed on December 9, 2016 (the “Q3 FY 2017 10-Q”). In response to the comments set forth in the Comment Letter, Xactly is submitting via EDGAR this letter to the Staff in order to provide the explanatory information requested in the Comment Letter.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended January 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key business metrics, page 41

1.	Throughout the filing you indicate the importance of existing customers renewing their agreements but your renewal rates are not disclosed. We note your discussion of retention rates, which take into account increasing revenues from existing customers. However, it is unclear from this measure the number of customers that are actually renewing their subscription. Accordingly, please tell us whether your renewal rate, in addition to the revenue retention rate, is a key metric used by management to evaluate your results of operations and what consideration was given to disclosing your renewal rates in your filings. See Section III.B.1 of SEC Release No. 33-8350.

Securities and Exchange Commission

January 18, 2017

The Company advises the Staff that the customer renewal rate is not a key metric used by management to evaluate the Company’s results of operations because the Company’s customers and relationships with them vary considerably. The Company has customers that range from small, emerging companies, to enterprise customers, or large companies with at least 4,000 employees, as noted on page 40 of the FY 2016 10-K. In addition, the Company’s solutions are tailored to each customer’s particular needs and complexity with respect to their specific compensation plans, and as such, the prices that the Company charges each customer are driven in part by (i) the specific attributes of the customer’s individual “subscribers” (i.e. unique user accounts purchased by a customer for use by an employee or other customer-authorized user), (ii) which of the Company’s solutions or modules will be used by the subscribers, and (iii) the total number of subscribers for which that customer has contracted.

Whether additional subscribers (or purchases of additional solutions or modules offered by the Company) were added through the addition of new customers or through existing customers may not correlate to changes in revenue or potential revenue in any given period because the contract term, combination of solutions and number of subscriptions that a customer purchases are variable. Accordingly, the Company believes that the number of subscribers combined with the revenue retention rate metrics disclosed on page 41 of the FY 2016 10-K are indicative measures of the Company’s growth, and the Company continues to present these metrics consistent with its presentation in the prospectus for its initial public offering in June 2015. The Company also notes that the calculation of its revenue retention rate includes the impact on revenue from customer non-renewals, additions or decreases in subscribers, deployments of additional modules or discontinued use of modules by the Company’s customers, and price changes for the Company’s solutions.

Form 10-Q for the Quarterly Period Ended October 31, 2016

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

2.	On page 29 you indicate that under certain circumstances, including the loss of two large customers through mergers and acquisitions your business and operating results will be adversely affected. Please tell us how you considered disclosing whether the loss of these customers is reasonably likely to have a material impact on future results. If material, you should also quantify the reasonably expected impact on your operations. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350.

The Company advises the Staff that the Company determined that the loss of these two customers was not reasonably likely to have a material impact on future results, and thus the Company did not quantify the expected impact on operations in the Q3 FY 2017 10-Q or future reports. While the two customers were among the Company’s larger customers by subscribers, the combined revenue attributable to these two customers represented less than 3% of the Company’s revenue for the three and nine months ended October 31, 2016 and for the fiscal year ended January 31, 2016. In addition, the Company does not have significant exposure to customer concentration, since no single customer accounted for more than 5% of the Company’s revenue for the three or nine months ended October 31, 2016 or for the fiscal year ended January 31, 2016, as noted on page 17 of the Q3 FY 2017 10-Q and page 40 of the FY 2016 10-K, respectively.

The Company does note that it disclosed the loss of these two customers due to acquisitions in the Q3 FY 2017 10-Q in the risk factors, as the Staff noted, and in its discussion of subscribers on page 17 and in the period-on-period comparison on page 20, both in the Management’s Discussion and Analysis of Financial Condition and Results of Operations.

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Securities and Exchange Commission

January 18, 2017

Please direct any questions with respect to this letter to me at (650) 493-9300 or mcoke@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Michael E. Coke

Michael E. Coke

cc:	Christopher W. Cabrera, Xactly Corporation Joseph C. Consul, Xactly Corporation Colleen M. Pouliot, Xactly Corporation Donna M. Petkanics, Wilson Sonsini Goodrich & Rosati, P.C.